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                    F O R . I M M E D I A T E . R E L E A S E






         SPECTRUM SIGNAL PROCESSING ANNOUNCES THIRD QUARTER RESULTS

BURNABY, B.C., CANADA - OCTOBER 22, 2001 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY) today announced its financial results for the third quarter and nine-month period ended September 30, 2001. Spectrum reports all results in U.S. dollars.

Sales for the third quarter of 2001 totaled $4.4 million, down from sales of $7.4 million for the same period a year earlier. Spectrum recorded a cash loss or negative EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $1.7 million or a loss per share of $0.14 for the third quarter of 2001, compared to cash earnings of $0.2 million or EBITDA per share of $0.02 for the third quarter of 2000.

Spectrum's net loss for the latest quarter totaled $1.9 million or a loss per share of $0.15, compared to a net loss of $0.47 million or a loss per share of $0.05 for the third quarter of 2000. Spectrum's gross margin for the quarter was 60%, identical to the percentage recorded for the same period last year.

For the first nine months of 2001, Spectrum recorded total sales of $14.9 million, compared to sales of $18.8 million for the same period a year earlier. The cash loss for the first nine months of 2001 totaled $3.2 million or a loss per share of $0.26, compared to a loss of $1.1 million or loss per share of $0.11 for the same period in 2000. Spectrum's net loss for the first nine months of 2001 totaled $5.7 million or a loss per share of $0.46, compared to a net loss of $2.8 million or loss per share of $0.27 for the first nine months of 2000. Third quarter figures include a one-time charge related to terminated employees. Spectrum's gross margin for the first nine months of 2001 was 60%, unchanged from a year earlier.

"The difficult economic climate has led to disappointing third quarter sales as forecast in our guidance issued September 25, 2001," said Pascal Spothelfer, Spectrum's President and CEO. "However, Spectrum reacted quickly by curtailing expenses and implementing aggressive cash management measures, including the staff reductions mentioned in the September 25 guidance and temporary salary cuts of 10% for executives and senior management. As a result, our cash position at quarter end was $1.9 million, up $0.1 million from the end of the second quarter," Mr. Spothelfer added.

Given a strong fourth quarter backlog and Spectrum's permanently lowered cost structure, Spectrum expects to post positive cash earnings in the fourth quarter, a trend that is expected to continue into 2002.

"As planned, last quarter, our corporate focus shifted from R&D to the sales and marketing of our new Voice over Packet and Wireless products. As a result of previous design wins and new product launches, we expect a clear improvement in Q4 and going forward. We also expect these intense marketing and sales efforts to yield numerous wins this quarter and in the first quarter of 2002," stated Mr. Spothelfer.

Spectrum will conduct a conference call and live audio webcast on October 22 at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed by dialing 1-800-273-9672, or by accessing the audio webcast from Spectrum's web site at www.spectrumsignal.com. A replay of the call will be available from October 22 to October 29 and can be accessed by dialing 1-416-695-5800, followed by the access code 903449.

BUSINESS OUTLOOK
The following statements regarding the business outlook for Spectrum for fiscal 2001 are based on current expectations. These statements are forward-looking, and actual results may differ materially due to a number of risk factors. These



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statements do not include the potential impact of any mergers, acquisitions, or other business combinations that may be completed after October 22, 2001.

Spectrum's strategic transition into new markets, namely the commercial wireless and Voice over Packet (VoP) markets, and the current economic downturn and volatility in the telecommunications sector make it particularly difficult at present to predict product demand and other related matters. As indicated, Spectrum revised its expectations for annual revenue growth on September 25, 2001 and expects significantly reduced revenue expectations for 2001.

The Company's guidance with respect to gross margin percentage levels remains unchanged for fiscal 2001, and is expected to be maintained at historic levels of between 57% and 60%, depending on product mix and order volumes.

FORWARD-LOOKING SAFE HARBOR STATEMENT
The statements by Pascal Spothelfer and the above statements contained in this Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: business and economic conditions, growth rates of the Voice over Packet or commercial wireless markets, government spending, changes in customer order patterns, supplier costs, successful contract negotiations, competitive factors, such as rival system-level architectures, developments in processor technology, the acceptance of new products in specific markets, pricing pressures, development and timing of introduction of new products, continued success in technological advances, the ability to grow new VoP and government and commercial wireless business, and other risk factors described in the company's recently filed reports with the Securities and Exchange Commission in the USA, and the Canadian securities commissions. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management's best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.

ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing designs, develops and markets wireless signal and Voice over Packet (VoP) processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals to improve the efficiency and processing power of infrastructure equipment and to enable voice and data to move seamlessly between communications networks. Leveraging its 14 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering the most flexible, reliable and highest-density solutions available. Spectrum systems are targeted for use in media gateways and next-generation voice and data switches, cellular base stations, satellite ground stations, and government communications systems. For additional information about Spectrum and its aXs(TM) and flexComm product lines, please visit our company's web site at www.spectrumsignal.com.

SPECTRUM CONTACT:
Brent Flichel, Director, Finance
Phone: 604-421-5422 ext. 247
E-mail:  brent_flichel@spectrumsignal.com


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                        Spectrum Signal Processing, Inc.
                           Consolidated Balance Sheets
     (Expressed in thousands of United States dollars, except share amounts) Prepared in accordance with United States generally accepted accounting principles


                                                         December 31,     September 30,
ASSETS                                                       2000             2001
---------------------------------------------------------------------------------------
                                                          (Audited)       (Unaudited)
Current assets
    Cash and cash equivalents                              $  2,538    $  1,893
    Accounts receivable                                       7,598       3,808
    Inventories                                               3,140       2,604
    Prepaid expenses                                            148         104
-------------------------------------------------------------------------------
                                                             13,424       8,409

Property and equipment                                        3,030       3,014
Other assets                                                  2,005         --
-------------------------------------------------------------------------------

                                                           $ 18,459    $ 11,423
===============================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------

Current liabilities
    Accounts payable                                       $  3,808    $  2,960
    Accrued liabilities                                       1,924       1,475
-------------------------------------------------------------------------------
                                                              5,732       4,435

Stockholders' equity
Share capital
    Authorized: 50,000,000 common shares, no par value
    Issued: 12,547,285 (2000 - 12,373,168)
    Outstanding: 12,313,985 (2000 - 12,139,868)              21,125      21,308
Additional paid-in capital                                      216         227
Warrants                                                        423         412
Treasury stock, at cost, 233,300 shares (2000 - 233,300)     (1,232)     (1,232)
Deficit                                                      (6,181)    (11,845)
Accumulated other comprehensive income
    Cumulative translation adjustments                       (1,624)     (1,882)
-------------------------------------------------------------------------------
                                                             12,727       6,988
-------------------------------------------------------------------------------

                                                           $ 18,459    $ 11,423
===============================================================================


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                        Spectrum Signal Processing, Inc.
      Consolidated Statements of Operations and Retained Earnings (Deficit)
  (Expressed in thousands of United States dollars, except per share amounts)
 Prepared in accordance with United States generally accepted accounting principles


                                                                  Three months ended September 30,  Nine months ended September 30,
                                                                         2000             2001             2000             2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       (Unaudited)      (Unaudited)     (Unaudited)      (Unaudited)

Sales                                                                   $  7,353         $  4,375         $ 18,825         $ 14,874
Cost of sales                                                              2,939            1,731            7,513            5,981
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           4,414            2,644           11,312            8,893

Expenses
    Administrative                                                         1,248            1,290            3,641            3,772
    Sales and marketing                                                    1,427            1,295            4,341            3,607
    Research and development                                               1,743            1,773            5,052            4,701
    Amortization                                                             357              184            1,070            1,042
    Write-down of other assets                                                --               --               --            1,468
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           4,775            4,542           14,104           14,590
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Loss from operations                                                        (361)          (1,898)          (2,792)          (5,697)

Other
    Interest expense and bank charges                                         42                1               56               24
    Other income                                                              (4)             (38)             (17)             (69)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              38              (37)              39              (45)

Loss before income taxes                                                    (399)          (1,861)          (2,831)          (5,652)

Income tax expense (recovery)
    Current                                                                  161                2               99               12
    Deferred                                                                 (94)              --             (149)              --
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                                                                              67                2              (50)              12

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Net loss                                                                    (466)          (1,863)          (2,781)          (5,664)
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Deficit, beginning of period                                              (4,828)          (9,982)          (2,513)          (6,181)

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Deficit, end of period                                                  $ (5,294)        $(11,845)        $ (5,294)        $(11,845)
===================================================================================================================================


Loss per share, basic and diluted                                       $  (0.05)        $  (0.15)        $  (0.27)        $  (0.46)

Weighted average shares, basic and diluted (in thousands)                 10,306           12,314           10,263           12,280
===================================================================================================================================
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